Exhibit 99.2

PRESS RELEASE

Oasmia Pharmaceutical AB (Nasdaq: OASM) to Ring the Nasdaq Stock Market Opening Bell on January 11

New York, Jan. 11, 2016 (GLOBE NEWSWIRE) -- Oasmia Pharmaceutical AB (Nasdaq: OASM), a developer of a new generation of drugs within human and veterinary oncology, today announced that the Company will ring the Nasdaq Opening Bell on Monday, January 11 in honor of its recent listing on the Nasdaq Capital Market.

"On behalf of the entire Oasmia team, we are honored and appreciative of the opportunity to ring the Nasdaq Opening Bell," said Julian Aleksov, Executive Chairman of Oasmia. "We believe the human and animal oncology treatments we have brought to market, as well as the next-generation technologies we continue to develop, will have a profound impact on the treatment of various cancers for both patients and physicians. With our recently established US sales and marketing platform, we are confident in the continued adoption of our family of products, making us well-positioned for future growth and recognition among US security-holders."

A webcast of the Nasdaq Closing Bell will be available at: https://new.livestream.com/nasdaq/live - The ceremony will begin at approximately 9:20am EST.

The Company began trading on the Nasdaq Capital Market on October 23, 2015.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company's product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company's product development is based on its proprietary in-house research and company patents. Oasmia is listed on Nasdaq Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and Nasdaq Capital Market (OASM.US).

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

For media relations:

Eric Fischgrund

Tel: +1 (646) 699 1414

E-mail: eric@fischtankpr.com

For investor relations:

Robert Haag

Managing Partner

IRTH Communications

Tel: +1 (866) 976 4784
E-mail: oasm@irthcommunications.com

Source: Oasmia Pharmaceutical